Exhibit 11

XATA CORPORATION
EARNINGS PER SHARE
THREE MONTHS ENDED DECEMBER 31, 2004

Three Months
Ended
December 31, 2004

BASIC AND DILUTED COMPUTATION
Net loss	$(993,840)
Less: preferred stock dividend	(40,369)

Net loss as adjusted	$(1,034,209)

Weighted average common and common share equivalents	7,130,558

Basic and diluted loss per share	$(0.15)

BASIC AND DILUTED COMPUTATION OF LOSS TO COMMON SHAREHOLDERS

Net loss	$(993,840)
Less: preferred stock dividend	(40,369)
Less: preferred stock deemed dividend	(110,202)

Net loss to common shareholders	$(1,144,411)

Weighted average common and common share equivalents	7,130,558

Basic and diluted loss per share	$(0.16)

Note: See Note 6 in Notes to Financial Statements in this quarterly report on Form 10-QSB for the three month perioded ended December 31, 2004.